January 11, 2008

BY HAND AND BY EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

RE:	National Financial Partners Corp.

Form 10-K for fiscal year ended December 31, 2006

Form 10-Q for quarterly period ended September 30, 2007

File No. 001-31781

Dear Mr. Rosenberg:

National Financial Partners Corp. (“NFP” or the “Company”) is in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 21, 2007 (the “Comment Letter”). Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, we have restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Expenses

Cost of Services, page 38

1.

Your disclosure includes a table that summarizes the results of operations of NFP’s firms for the periods presented and shows management fees as a percentage of gross margin before management fees. The subtotal of gross margin before management fees and the corresponding disclosure of gross margin before management fees as percentage of total revenue and management fees, as a percentage of gross margin, before management fees appear to be non-GAAP measures that do not comply with Item 10(e) of Regulation S-K. Please revise your disclosure to eliminate these non-GAAP measures or tell us how your disclosure complies with Item 10 of Regulation S-K.

Jim B. Rosenberg

January 11, 2008

While we acknowledge that the measures “gross margin before management fees,” “gross margin before management fees as a percentage of total revenue” and “management fees, as a percentage of gross margin before management fees” are non-GAAP measures, these measures are critical to how management analyzes its business and we believe that our use of these measures in our Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 10-K”) complies with Item 10(e) of Regulation S-K, as discussed in detail below. In addition, we believe that inclusion of these measures is helpful to investors and that removing such measures from our filings with the Commission would be detrimental to investors. We believe these non-GAAP measures are specific to NFP based on our business model and deliver information important to investors: their inclusion allows for a clearer presentation to investors of exactly how much of the margin of our business is being retained by the Company as compared with the portion paid to our principals, the managers of our firms who are incentivized to grow the business.

NFP’s business model seeks to align the interests of our principals with the interests of our shareholders. A summary of the non-GAAP measures in our disclosure, as used by management in the evaluation of that alignment of economic interests, is set forth below:

Gross margin before management fees: This measure represents the profitability of the Company’s business before principals receive participation in the earnings.

Gross margin before management fees as a percentage of total revenue: This measure represents the base profitability of the Company’s business divided by the total revenues of the business before the sharing of earnings between the Company and the principals.

Management fees, as a percentage of gross margin before management fees:

This measure represents the principal’s share of earnings. This is the percentage of earnings that is not retained by the Company as profit but is paid out to principals.

We believe our use of these non-GAAP measures in the 2006 10-K complies with Item 10(e) of Regulation S-K. In compliance with Item 10(e)(1)(i)(A) of Regulation S-K, on p. 39 of the 2006 10-K the most directly comparable financial measures calculated and presented in accordance with GAAP, “gross margin” and “gross margin as a percentage of total revenue,” are presented with equal or greater prominence to the non-GAAP measures.

In compliance with Item 10(e)(1)(i)(B) of Regulation S-K, on p. 39 of the 2006 10-K a quantitative reconciliation is presented between the non-GAAP measures and the most directly comparable financial measures calculated and presented in accordance with GAAP.

Jim B. Rosenberg

January 11, 2008

Finally, our discussion of the ratio of management fees to gross margin before management fees set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses—Cost of Services—Management Fees” on pp. 38 and 39 of the 2006 10-K satisfies the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K. The excerpt that discloses the reasons why we believe the non-GAAP measures provide useful information to investors regarding our financial condition and results of operations and a statement disclosing the additional purposes for which management uses the non-GAAP measures is set forth below:

“The Company pays management fees to the principals of its firms and/or certain entities they own based on the financial performance of the firms they manage. The Company typically pays a portion of the management fees monthly in advance. Once the Company receives cumulative preferred earnings (base earnings) from a firm, the principals and/or an entity the principals own will earn management fees equal to earnings above base earnings up to target earnings. An additional management fee is paid in respect of earnings in excess of target earnings based on the ratio of base earnings to target earnings. For example, if base earnings equal 40% of target earnings, the Company receives 40% of earnings in excess of target earnings and the principal and/or the entity receives 60%. A majority of the Company’s acquisitions have been completed with a ratio of base earnings to target earnings of 50% ... The ratio of management fees to gross margin before management fees is dependent on the percentage of total earnings of the Company’s firms capitalized by the Company, the performance of the Company’s firms relative to base earnings and target earnings, the growth of earnings of the Company’s firms in the periods after their first three years following acquisition and the earnings of NFPISI, NFPSI and a small number of firms without a principal, from which no management fees are paid. Due to the Company’s cumulative preferred position, if a firm produces earnings below target earnings in a given year, the Company’s share of the firm’s total earnings would be higher for that year. If a firm produces earnings at or above target earnings, the Company’s share of the firm’s total earnings would be equal to the percentage of the earnings capitalized by the Company in the initial transaction, less any percentage due to additional management fees earned under ongoing incentive plans.”

In light of the Staff’s Comment and to provide additional clarity with respect to Item 10(e)(1)(i)(C) and (D) of Regulation S-K, we propose adding the following language to our Annual Report on Form 10-K for the period ended December 31, 2007 (the “2007 10-K”) and future filings:

Jim B. Rosenberg

January 11, 2008

“The following table summarizes the results of operations of NFP’s firms for the periods presented and uses non-GAAP measures. Gross margin before management fees represents the profitability of the Company’s business before principals receive participation in the earnings. Gross margin before management fees as a percentage of total revenue represents the base profitability of the Company divided by the total revenues of the Company’s business. Whether or not a principal participates in the earnings of a firm is dependent on the specific characteristics and performance of that firm. Management fees, as a percentage of gross margin before management fees represents the percentage of earnings that is not retained by the Company as profit, but is paid out to principals.

Management uses gross margin before management fees and gross margin before management fees as a percentage of total revenue to evaluate how the Company’s business is performing before giving consideration to a principal’s participation in their firm’s earnings. Management fees, as a percentage of gross margin before management fees is a measure that management uses to evaluate how much of the margin of the Company’s business is being shared with principals. This management fee percentage is a variable, not a fixed, ratio. NFP’s model seeks to align the interests of its principals with the interests of its shareholders. Management views higher management fee accruals, particularly as they relate to the Company’s ongoing incentive plan, as a positive sign that its firms are growing and that the economic interests of principals and shareholders are more closely aligned. Management uses these non-GAAP measures to evaluate the performance of its firms and the results of the Company’s model. This cannot be effectively illustrated using the corresponding GAAP measures as management fees would be included in these GAAP measures and produce a less meaningful measure for this evaluation.”

We believe that by including the above language in future filings with the Commission beginning with the 2007 10-K, we will have addressed the Staff’s Comment.

In compliance with Item 10(e)(1)(ii)(E) of Regulation S-K, the only provision of Item 10(e)(1)(ii) of Regulation S-K that is relevant to the disclosure, the terms “gross margin before management fees” or corresponding terms of “gross margin before management fees as a percentage of total revenue” and “management fees, as a percentage of gross margin before management fees” are sufficiently distinct from their corresponding GAAP titles or descriptions.

Jim B. Rosenberg

January 11, 2008

Critical Accounting Policies, page 52

2.

Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management’s Discussion and Analysis. Given the significance of your goodwill and intangible assets and the corresponding impairment charges recorded in each of the past three years, we believe your impairment disclosure could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please provide expanded discussion and quantification that will enable the investor to better understand 1) management’s method for establishing the estimate; 2) to what extent and why management has adjusted assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future reported results, financial condition and liquidity. This disclosure should provide investors with a fuller understanding of the uncertainties that you anticipate in applying the critical accounting policies relevant to your planned business activities and why impairment recognition occurred in the periods that it did and was not required in earlier periods.

In response to the Staff’s Comment, we will supplement our disclosure in future filings with the Commission for impairment of goodwill and intangible assets under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.” We intend to supplement our disclosure beginning with the 2007 10-K, as set forth below:

“Impairment of goodwill and other intangible assets

In accordance with SFAS No. 144, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company generally performs its recoverability test on a quarterly basis for each of its acquired firms that have experienced a significant deterioration in its business indicated principally by an inability to produce at the level of base earnings for the current and preceding four consecutive quarters. Management believes this is an appropriate time period to evaluate firm performance. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset and by the eventual disposition of the asset. If the estimated undiscounted cash flows are less than the carrying amount of the underlying asset, an impairment may exist. The Company measures impairments on identifiable intangible assets subject to amortization by comparing a discounted cash flow to the carrying amount of the asset. In the event that the discounted cash flows are less than the carrying amount, an impairment charge will be recognized for the difference in the consolidated statements of income.

Jim B. Rosenberg

January 11, 2008

In accordance with SFAS No. 142, goodwill and intangible assets not subject to amortization are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. The Company generally performs its impairment test on a quarterly basis. In connection with its quarterly evaluation, management proactively looks for indicators of impairment. Indicators include, but are not limited to: sustained operating losses or a trend of poor operating performance, loss of key personnel, and an expectation that a reporting unit will be sold or otherwise disposed of. The Company measures impairments of goodwill and intangible assets not subject to amortization by comparing a discounted cash flow to the carrying amount of the asset. In the event that the discounted cash flow is less than the carrying amount, an impairment charge will be recognized for the difference in the consolidated statements of income.

Management uses certain assumptions in its discounted cash flow analysis to determine the asset’s fair value. These assumptions include but are not limited to: the useful life of the asset, the discount rate from a treasury note that most closely matches the useful life of the asset, cash flow trends from prior periods, current-period cash flows, and management’s expectations of future cash flow expectations based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur. The Company discounts the expected gross cash flows to be received over the remaining life of the asset.

In accordance with SFAS No. 142, the Company recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $X.X million, $5.2 million, and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In accordance with SFAS No. 144, the Company recognized an impairment loss on identifiable intangible assets subject to amortization of $X.X million, $5.6 million and $5.0 million for the years ended as of December 31, 2007, 2006 and 2005, respectively.

In most cases, the impaired assets were the result of management adjusting downward the projected future cash flows previously expected to be received over the remaining life of the asset. In addition, management may re-evaluate and reduce the asset’s useful life. Future cash flow projections, forecasts, and the assets’ useful lives are evaluated each quarter and may be modified based on certain facts and circumstances that come to management’s attention, including, but not limited to: legislation impacting a particular product or service, loss of key personnel, inability to implement a business strategy, poor performance of investment products and/or services, the inability to facilitate succession planning, and levels of recurring income.

Jim B. Rosenberg

January 11, 2008

The method to compute the amount of impairment incorporates quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time. The timing and amount of realized losses reported in earnings could vary if management’s conclusions were different.”

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.

You recognize insurance commissions as revenue, when “(1) the policy application is substantially complete, (2) the premium is paid, and (3) the insured party is contractually committed to the purchase of the insurance policy.” Please revise your disclosure to clarify whether your recognition of commission income occurs as of the effective date of insurance coverage or the billing date, whichever is later.

Revenue may or may not be recognized as of the effective date of a policy or, in the case of an initial premium, as of the billing date. Rather, revenue recognition is based on whether the delivery requirements of the carrier are met, which generally include receipt by the agent of a payment for the initial premium. If the delivery requirements (including receipt of premium payment) are not met until subsequent to the effective date of the policy, we do not recognize revenue at the effective date of the policy but in the period the delivery requirements are met. For future premiums, insurance carriers prepare, issue and collect premiums directly. Commissions to the agent are paid by carriers after receipt of the premium from the client. The Company recognizes this commission revenue upon receipt from the carrier, since that is the only notification we receive that the premium was paid and the commission earned.

In response to the Staff’s Comment and to provide greater clarity, we intend to supplement our disclosure of the “Revenue recognition” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” with the following language:

“Insurance commissions are recognized as revenue when the following criteria are met: (1) the policy application and other carrier delivery requirements are substantially complete, (2) the premium is paid, and (3) the insured party is contractually committed to the purchase of the insurance policy. Carrier delivery requirements may include additional supporting documentation, signed amendments and premium payments. Subsequent to the initial issuance of the insurance policy, premiums are billed directly by carriers. Commissions earned on renewal premiums are generally recognized upon receipt from the carrier, since that is typically when the Company is first notified that such commissions have been earned.”

Jim B. Rosenberg

January 11, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 6 Borrowings, page 14

4.

In January 2007, you issued senior convertible notes and concurrently entered into a convertible note hedge and issued warrants, which were designed to “reduce potential dilution to NFP’s common stock upon future conversions of the notes.” You refer to EITF 00-19 as the basis for recording both the convertible note hedge and warrants as an adjustment to additional paid in capital with no recognition of subsequent changes in fair value. Please provide to us your analysis of the specific provisions of EITF 00-19 that determined your accounting for the convertible note hedge and warrants.

We performed an analysis of the provisions of the Bond Hedge and Warrant contracts which is included as Attachment A to this response.

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Jim B. Rosenberg

January 11, 2008

Please contact the undersigned at (212) 301-4070 should you require further information or have any questions.

Very truly yours,
/s/ Mark C. Biderman
____________________________________________
Mark C. Biderman Executive Vice President and Chief Financial Officer

cc:	Douglas W. Hammond, Esq. Executive Vice President and General Counsel National Financial Partners Corp. 787 Seventh Avenue, 11th Floor New York, NY 10019	.

Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036

ATTACHMENT A

ANALYSIS & CONCLUSIONS RELATED TO THE BOND HEDGE CONTRACT

Below, we have analyzed the various provisions of the Bond Hedge confirmation to assess how they should be reported on our balance sheet and the ongoing impact of the Bond Hedge Contracts on our P&L.

The Bond Hedge meets the definition of a derivative in paragraph 6 of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). The criteria (a) through (c) of paragraph 6 are met as the Bond Hedge contract has one or more underlyings, requires an initial net investment that is smaller than would be required for exposure to the same notional number of shares, and it requires or permits net settlement or provides for a delivery of an asset that puts the holder in a position not substantially different from net settlement as our stock is public.

As the Bond Hedge does meet all three criteria in paragraph 6, it must be further considered under paragraph 11(a) of SFAS 133 which specifies that if the Bond Hedge contract is (1) indexed to our own stock and (2) classified in stockholders’ equity, it shall not be subject to the scope of SFAS 133. Based on satisfaction of all criteria under paragraphs 12 - 32 of EITF 00-19 (see Exhibit A) and that it is indexed solely to our common stock as per EITF 01-6, we have concluded that the Bond Hedge would be accounted for as equity with no changes in fair value recognized as long as the contracts continue to be classified as equity.

1

EXHIBIT A

EITF 00-19 PROVISION	Convertible Notes Bond Hedge

1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company. (Para 12)	Delivery will be made in shares. Criterion is met.
2. The contract must permit the Company to settle in unregistered shares. (Para 14 - 18)

Shares will be provided by dealer from shares in public market and were already registered at the inception of this transaction. Additionally, there are no further timely filing or registration requirements. Criterion is met.

3.    The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (Para 19)

Bond hedge is a purchased call option and therefore its exercise will not increase, but rather decrease, shares issued and outstanding and does not affect total authorized shares. Criterion is met.
4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (Para 20 - 24)	Not applicable. NFP is the recipient of shares in the event it exercises the options. Criterion is met.
5. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. (Para 25)	There are no such provisions noted. Criterion is met.

2

6.    There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (Para 26)

NFP is not obligated to cover any losses incurred by the dealer. Criterion is met.
7. The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (Para 27-28)	Not applicable. Criterion is met.
8. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Para 29-31)	There are no such provisions noted. Criterion is met.
9. There is no requirement in the contract to post collateral at any point or for any reason. (Para 32)	There are no such provisions noted. Criterion is met.

3

ANALYSIS & CONCLUSIONS RELATED TO THE WARRANT CONTRACTS

Below, we have analyzed the various provisions of the Warrants to assess how they should be reported on our balance sheet and the ongoing impact of the Warrants on our P&L.

The Warrant contracts meet the definition of a derivative in paragraph 6 of SFAS 133.

The criteria (a) through (c) of paragraph 6 of SFAS 133 are met as the Warrant contract has one or more underlyings, requires an initial net investment that is smaller than would be required for exposure to the same notional number of shares, and it requires or permits net settlement or provides for a delivery of an asset that puts the holder in a position not substantially different from net settlement as our stock is public.

As the Warrant contract does meet all three criteria in paragraph 6, it must be further considered under paragraph 11(a) of SFAS 133 which specifies that if the Warrant contract is (1) indexed to its own stock and (2) classified in stockholders’ equity, it shall not be subject to the scope of SFAS 133. Based on satisfaction of all criteria under paragraphs 12 - 32 of EITF 00-19 (See Exhibit B) and the fact that it is indexed solely to our common stock as per EITF 01-6, we have concluded that the Warrant would be accounted for as equity with no changes in fair value recognized as long as the contracts continue to be classified as equity.

4

EXHIBIT B

EITF 00-19 PROVISION	Warrant

1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company. (Para 12)	There are no provisions of the Warrant that would require us to pay cash in settlement. Criterion is met.
2. The contract must permit the Company to settle in unregistered shares. (Para 14 - 18)	Criterion is met.

3.    The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (Para 19)

We refer to the analysis for the convertible notes to support that sufficient shares are presently authorized. Criterion is met.
4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (Para 20 - 24)

The provisions of the warrant cap the number of shares issuable at two times the Number of Shares for all Components [see section 8(e)] and this maximum has been considered in the above share sufficiency analysis. Criterion is met.

5. There are no required cash payments to the counterparty. in the event the Company fails to make timely filings with the SEC. (Para 25)	There are no such provisions noted. Criterion is met.

5

6.    There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (Para 26)

There is a make-whole provision but it provides only for additional shares which may be issued (i.e., no cash payments are required) and only upon a merger or other change in control. These additional shares were considered in the share sufficiency analysis noted above. There are no provisions of the warrants that would require us to pay cash for a holder's loss in liquidating their shares. Criterion is met.

7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Para 27-31)	There are no such provisions noted. Criterion is met.
8. There is no requirement in the contract to post collateral at any point or for any reason. (Para 32)	There are no such provisions noted. Criterion is met.

6